SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                       Thomas Nelson, Inc.

                         (Name of Issuer)

                          Common Stock
                      Class B Common Stock

                 (Title of Class of Securities)

                            640376109
                            640376208

                         (CUSIP Number)



                          Sam Z. Moore
           501 Nelson Place, Nashville, TN  37214-1000
                         (615) 889-9000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notice and Communications)

                          April 4, 2000

     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109              13D               Page 2 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]

     SEC USE ONLY
3

     SOURCE OF FUNDS
4    Cash from personal funds

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                           [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    2,638,986 shares of Common Stock (includes 528,514
                         shares of Class B Common Stock which is
                         convertible into Common Stock on a one to one basis)
      NUMBER OF
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    59,176 shares of Common Stock (includes
      OWNED BY           3,435 shars of Class B Common Stock which
        EACH             shares of Class B Common Stock which is
      REPORTING          convertible into Common Stock on a one
       PERSON            to one basis)
        WITH             basis)

                         SOLE DISPOSITIVE POWER
                    9    2,610,723 shares of Common Stock
                         (includes 526,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)


                         SHARED DISPOSITIVE POWER
                   10    87,139 shares of Common Stock (includes
                         5,115 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)


     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 2,698,162 shares of Common Stock, consisting of 426,517 shares of Common Stock held directly, 667,539 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested or
     will vest within 60 days of the date   hereof, options to
     purchase 950,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 531,949 shares of Common Stock issuable upon conversion of 531,949 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                  [    ]

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   17.85% Common Stock

     TYPE OF REPORTING PERSON

14   Individual


CUSIP NO. 640376208                13D              Page 3 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]

     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                           [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    1,478,514 shares of Class B Common Stock

      NUMBER OF
      SHARES             SHARED VOTING POWER
     BENEFICIALLY   8    3,435 shares of Class B Common Stock
       OWNED BY
        EACH
      REPORTING
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    1,476,834 shares of Class B Common Stock


                         SHARED DISPOSITIVE POWER
                    10   5,115 shares of Class B Common Stock

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 1,481,939 shares of Class B Common Stock, consisting of 528,514 shares of Class B Common Stock held directly, 3,435 shares of Class B Common Stock held indirectly, and options
     to   purchase 950,000 shares of either Common Stock or Class
     B Common Stock (right to acquire)
     that are vested or will vest within 60 days of the date hereof.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                  [    ]


     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   72.6% Class B Common Stock

     TYPE OF REPORTING PERSON

14   Individual

Date:    4/12/2000                                      Page 4 of 7

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) President and Chief Executive Officer, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  On September 30, 1997, the Securities and Exchange
          Commission filed civil proceedings against Mr. Moore alleging that Mr. Moore violated certain provisions and rules under the Securities Exchange Act of 1934 by "marking the close" through executing on behalf of a relative at the end of the trading day purchases of the Issuer's Common Stock and by failing to file a timely Form 4 reporting on unrelated sales of the Common Stock by a charitable remainder trust of which Mr. Moore was the beneficial owner. Without a hearing and without admitting or denying the Commission's allegations or findings, Mr. Moore consented to the entry of a cease and desist order before the Commission and paid a $50,000 civil penalty.

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B common Stock of the issue, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan and the purchase of Common shares in an Open Market transaction and a Private Purchase transaction.

     The additional options related to Common Stock consists of options to purchase 10,000 Common shares at $10.875 per share, which become exercisable on May 15, 2000. The additional options related to Class B Common Stock consist of options to purchase 40,000 Class B shares at $20.50 per share, which become exercisable on June 12, 2000. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compensation and set forth in the Issuer's Proxy statement dated July 7, 1999 for its Annual Meeting of Shareholder's.

     The Open Market purchase occurred on February 7, 2000 with the purchase of 14,400 shares of Common Stock at $7.82 as reported on the Form 4 filed with the Securities and Exchange
Commission on March 6, 2000.

     The Private purchase occurred on April 4, 2000 with the purchase of 114,000 shares of Common Stock at $7.94 in a single transaction. It is being reported on the Form 4 filed with the Securities and Exchange Commission simultaneously with this Form 13D.

     Source of the funds for both the Open Market and Private purchase of Common Stock came from cash held in Mr. Moore's personal investment account.

     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Common Stock and Class B Common
Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

     (a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore has sole dispositive ownership of 17.85% of the Common Stock of the Issuer, or 2,610,723 shares of Common Stock, consisting of 492,091 shares of Common Stock held directly, 611,798 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 950,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 526,834 shares of Common Stock issuable upon conversion of 526,834 shares of Class
B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore has sole dispositive ownership of 72.6% of the Class B Common Stock of the Issuer, or 1,476,834 shares of Class B Common Stock, consisting of 526,834 shares of Class B Common Stock held directly and options to purchase 950,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Moore has beneficial ownership of the following number of shares:

          Common Stock:
          Sole Voting Power:  2,638,686 shares of Common Stock
          (includes 528,514 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power:  59,176 shares of Common Stock
          (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power:  2,610,723 shares of Common
          Stock (includes 526,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power:  87,139 shares of Common
          Stock (includes 5,115 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Class B Common Stock:
          Sole Voting Power:  1,478,514 shares of Class B Common
          Stock
          Shared Voting Power:  3,435 shares of Class B Common
          Stock
          Sole Dispositive Power:  1,476,834 shares of Class B
          Common Stock
          Shared Dispositive Power:  5,115 shares of Class B
          Common Stock

     Shared Voting Power: voting power with respect to 59,176 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse, Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and
(e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 87,139 shares of Common Stock described immediately above. Mr. Moore shares dispositive power with respect to 59,176 shares (including 3,435 shares of Class B Common Stock) with his spouse, Peggy Moore. Mr. Moore shares dispositive power with respect to 27,963 shares of Common Stock beneficially owned (includes 1,680 shares of Class B Common Stock) and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP"). The ESOP trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (3).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 950,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan, pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). The Stock Options expire on March 2, 2004. In connection with the issuance of the Stock Options, Mr. Moore agreed that he would receive no increase in base compensation and no further option awards for five years after the date of grant of the Stock Options.

     The shares beneficially owned by Mr. Moore include an aggregate of 611,798 shares of Common Stock held in four trusts of which he is the trustee and has sole investment and voting control.

     Item 7.  Material to be filed as Exhibits.

     N/A

Date:    4/12/2000                                   Page 7 of 7



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:  /s/ Sam Z. Moore
                                           --------------------
                                          Sam Z. Moore, President
                                            and Chief Executive
                                                  Officer

Dated:     April 12, 2000